Exhibit 99.15

PRESS RELEASE

United States: TotalEnergies Will Supply LyondellBasell
Through Two Long-Term Solar CPPAs

Paris/Houston, December 19, 2023 – After a first renewable Corporate Power Purchase Agreement (CPPA) signed at the end of 2022, TotalEnergies has signed a second contract with LyondellBasell, a global leader in the chemical industry, to supply a combined 275 MWac (358 MW) of green electricity sourced from its utility-scale Cottonwood Bayou and Brazoria Solar farms in Texas:

▪	Through the newly signed 15-year CPPA, LyondellBasell will offtake 125 MWac (163 MW) from TotalEnergies’ Brazoria Solar farm, located southwest of Houston, with a capacity of 325 MW and a commercial start-up planned for end of 2025.

▪	Through the 12-year CPPA signed in 2022, LyondellBasell will offtake 150 MWac (195 MW) from TotalEnergies’ Cottonwood Bayou Solar plant, a project located south of Houston, with a capacity of 455 MW and a commercial start-up planned for end of 2024.

The two CPPAs are indexed on merchant prices through an upside-sharing mechanism, under which the companies share any potential upside arising from increased market price over the contract term. They follow other CPPAs TotalEnergies signed with Amazon and Saint-Gobain in the U.S., demonstrating its ability to provide competitive renewable electricity to support these industry leaders’ decarbonization goals.

“TotalEnergies is proud to support LyondellBasell on its climate goals. The signing of these new upside sharing CPPAs in the United States is consistent with our strategy to take merchant exposure and will contribute to the objective of profitable growth for our Integrated Power business”, said Vincent Stoquart, Senior Vice President, Renewables at TotalEnergies.

“We are taking decisive steps to reduce our scope 1 and 2 greenhouse gas emissions and power purchase agreements are a critical lever towards meeting our targets”, said Chris Cain, LyondellBasell Senior Vice President for Net Zero Transition Strategy. “These agreements with TotalEnergies help us accelerate the development of clean energy and shift to use low carbon energy at our sites.”

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TotalEnergies and electricity in the U.S

TotalEnergies is one of the top renewable energy developers in the United States, with a portfolio of large-scale solar, storage, onsite B2B solar distributed generation, onshore and offshore wind projects that are expected to generate up to 10 GW of renewable power by 2025 and more than 25 GW by 2030. The Company also recently added 1.5 GW of flexible power production capacity with the acquisition of three gas-fired power plants in Texas.

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. At the end of 2023, TotalEnergies’ gross renewable electricity generation installed capacity was 22 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investors Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).